Exhibit 99.1

Westport Fuel Systems to Sell Portion of Joint Venture Interest for Approximately $11 Million

~ Company remains committed to Chinese market & continues to advance Westport™ HPDI 2.0 program ~

VANCOUVER, Aug. 22, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPT / Nasdaq:WPRT) announced that it has entered into agreements to sell an 11.7% interest in the Weichai Westport Inc. ("WWI") joint venture for gross proceeds of 48.2 million RMB (approximately US$7.2 million) to Weichai Holding Group Co., Ltd. ("Weichai") and an additional undisclosed purchaser. Associated with the sale, Westport Fuel Systems will also receive a dividend payment of 23.8 million RMB (approximately US$3.5 million) from the joint venture, generating total gross proceeds of 72.0 million RMB (approximately US$10.7 million). This transaction is consistent with the company's focus on strengthening its liquidity position.

Westport Fuel Systems is pleased to support the goal of Weichai to increase its majority ownership position in WWI. Westport Fuel Systems will still hold a minority interest in WWI and remains a committed partner in the joint venture. The company continues to advance development of its High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0") products with WWI, with commercial launch in China planned for 2017. In addition, Westport Fuel Systems has signed a framework agreement with WWI for the supply of alternative fuel system components.

"China remains an important market for us and we are dedicated to supporting our OEM customers," said Nancy Gougarty, CEO of Westport Fuel Systems. "There is increasing urgency around the globe to address urban air quality issues and natural gas fueled vehicles can play an integral role in reducing emissions. The WWI joint venture remains well positioned to support China's transportation market and we continue to advance the commercialization of our HPDI technology in support of the heavy-duty sector. Our ongoing relationship with the joint venture will provide a strong foundation in support of our efforts to grow Westport's presence in both these market segments. Further, this sale helps address our corporate goal of strengthening our balance sheet."

The company will account for its minority interest in WWI through the cost accounting method as previously disclosed in its Q2 2016 financial results. Final release of all funds to Westport Fuel Systems remains subject to customary Chinese approval processes and foreign exchange.

About Westport Fuel Systems
Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

About Westport™ HPDI 2.0
Westport™ HPDI 2.0 is the only natural gas technology capable of delivering performance and fuel economy equivalent to that of current high performance diesel-fueled engines, while reducing greenhouse gas ("GHG") emissions by 18% to 20%. This combination of high performance, high efficiency and low GHG emissions is increasingly critical for heavy-duty engines in demanding commercial applications.

This press release contains forward-looking statements, including statements regarding the qualities and performance and timing of commercialization of HPDI 2.0 products, the potential for natural gas vehicles in China, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy, governmental policies and regulation, technology innovations, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Inquiries: Ryder McRitchie, Vice President, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 22-AUG-16